Exhibit 3.1

CERTIFICATE OF DESIGNATION OF
SERIES F MIRRORING PREFERRED STOCK OF
PLUG POWER INC.

Plug Power Inc. (the “Company”), a corporation incorporated and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

That pursuant to the authority expressly conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Section 151(g) of the DGCL, the Board on June 5, 2025 adopted the following resolution determining it desirable and in the best interests of the Company and its stockholders for the Company to create a series of the Company’s preferred stock, par value $0.01 per share, designated as “Series F Mirroring Preferred Stock,” none of which shares have been issued:

RESOLVED, that pursuant to the authority vested in the Board, in accordance with the provisions of the Certificate of Incorporation, a series of preferred stock, par value $0.01 per share, of the Company be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

SERIES F MIRRORING PREFERRED STOCK

1.            Designation and Number of Shares. There shall hereby be created and established a series of preferred stock of the Company designated as “Series F Mirroring Preferred Stock” (the “Series F Mirroring Preferred Stock”). The authorized number of shares of Series F Mirroring Preferred Stock shall be one (1). The share of Series F Mirroring Preferred Stock shall have a par value of $0.01 per share. The share of Series F Mirroring Preferred Stock will be uncertificated and represented in book-entry form.

2.            Dividends and Other Distributions. The holder of the share of Series F Mirroring Preferred Stock, as such, shall not be entitled to receive dividends or other distributions of any kind.

3.            Voting Rights: Except as otherwise required by the Certificate of Incorporation or applicable law (including without limitation, the DGCL), the holder of the share of Series F Mirroring Preferred Stock shall have only the following voting rights and powers:

The outstanding share of Series F Mirroring Preferred Stock shall have 45,000,000,000 votes, and shall vote together with the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), as a single class exclusively with respect to the Reverse Stock Split (as defined herein) and shall not be entitled to vote on any other matter. As used herein, the term “Reverse Stock Split” means any proposal to be presented at the next meeting of the Company’s stockholders following the date of the filing of this Certificate of Designation with the Secretary of State of the State of Delaware to approve an amendment to the Certificate of Incorporation to effect a reclassification or combination of the issued shares of Common Stock into a smaller number of issued shares of Common Stock at a ratio specified in such amendment, together with any ancillary or administrative matters necessary or advisable in connection with such reclassification or combination.

4.            Ranking; Liquidation.

(a)           The Series F Mirroring Preferred Stock shall rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). For the avoidance of any doubt, but without limiting the foregoing, neither the merger, consolidation, conversion or domestication of the Company with or into any other entity, nor the sale, lease, exchange or other disposition of all or substantially all of the Company’s assets shall, in and of itself, be deemed to constitute a Dissolution.

(b)           Upon any Dissolution, the holder of the outstanding share of Series F Mirroring Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to stockholders, prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.01 for such outstanding share of Series F Mirroring Preferred Stock.

5.            Transfer. The Series F Mirroring Preferred Stock may not be Transferred (as defined herein) at any time prior to stockholder approval of the Reverse Stock Split without the prior written consent of the Company, which consent must be approved in advance by a duly adopted resolution of the Board. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the share of Series F Mirroring Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6.            Redemption.

(a)           The outstanding share of Series F Mirroring Preferred Stock shall be redeemed in whole, but not in part (i) if such redemption is ordered by the Board in its sole discretion, automatically and effective at any date and time specified by the Board in its sole discretion, or (ii) automatically and effective immediately after the effectiveness of the Reverse Stock Split (any such redemption pursuant to this Section 6(a), the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

(b)           The consideration payable for the outstanding share of the Series F Mirroring Preferred Stock redeemed in the Redemption shall be an amount equal to $1,000 in cash (the “Redemption Price”), payable at the Redemption Time.

(c)           From and after the time at which the share of Series F Mirroring Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Section 6(a), such share of Series F Mirroring Preferred Stock shall cease to be outstanding, and the only right of the former holder of such share of Series F Mirroring Preferred Stock, as such, will be to receive the applicable Redemption Price. The share of Series F Mirroring Preferred Stock redeemed by the Company pursuant to this Certificate of Designation shall be automatically cancelled and shall no longer be outstanding..

7.            Severability. If any provision of this Certificate of Designation is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Certificate of Designation so long as this Certificate of Designation as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designation of Series F Mirroring Preferred Stock of Plug Power Inc. to be signed by a duly authorized officer on this 5th day of June, 2025.

PLUG POWER INC.

By:	Paul B. Middleton
	Name:	Paul B. Middleton
	Title:	Chief Financial Officer